Via Facsimile and U.S. Mail
Mail Stop 6010

November 14, 2007

Mr. William T. Rumble
Corporate Controller – Principal Accounting Officer
Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591

Re: **Emisphere Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-17758

Dear Mr. Rumble:

We have reviewed your October 10, 2007 response and have an additional comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 46

1. Regarding your response to comment 1 regarding the agreement with Novartis Pharma AG – Oral Recombinant Human Growth Hormone Program:
    - Tell us what your rights and obligations are with respect to performing "certain research and development services" and "participate on the joint steering committee." In your response, tell us what you have to do including the various stages, if applicable, and for how long for each of these aspects of the agreement.
    - Tell us what types of payments are included in "total expected contractual payments." For each payment included in the "total expected contractual payments," tell us what must occur in order for you to be entitled to the payment and why you believe the amount to be fixed and determinable in accordance with SAB 104.
    - Tell us what estimates are included in "total expected hours" for each of the aspects referred to in the first bullet above, the uncertainties underlying

these estimates, if any, and why you believe that you are able to
reasonably estimate this total.

<p style="text-align:center">*   *   *   *</p>

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Detailed letters greatly facilitate our review. Please furnish
your letter on EDGAR under the form type label CORRESP. Please understand that we
may have additional comments after reviewing your response to our comment.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary
Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions
regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-
3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant